Exhibit 12.1
Biogen Idec Inc and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges (1)

	Years Ended December 31,
	2005	2004	2003
	(In thousands, except ratios)
Income (loss) before income tax provision (benefit)	256,195	64,093	(880,621)
Fixed charges:
Interest expense and amortization of original issue discount on all indebtedness	17,811	18,499	15,105
Interest included in rent expense	4,828	5,312	1,960
Total fixed charges	22,639	23,811	17,065
Income (loss) before income tax provision (benefit) and fixed charges	278,834	87,904	(863,556)
Ratio of earnings (loss) to fixed charges	12.32	3.69	—

(1)	The ratio of earnings to fixed charges was computed by dividing earnings (loss) before income taxes and fixed charges by fixed charges for the periods indicated. Fixed charges include (i) interest expense and amortization of original issue discount on all indebtedness and (ii) a reasonable approximation of the interest factor deemed to be included in rental expense.